Exhibit 4.3

AMENDMENT DATED 1st DEDEMBER 2016 TO THE
MARINE FUEL SUPPLY SERVICE AGREEMENT
DATED 1st APRIL 2005 AS AMENDED AND/OR SUPPLEMENTED
This Amendment is made as of the 1st day of December 2016
BETWEEN
(1)          AEGEAN MARINE PETROLEUM S.A., a company incorporated under the laws of the Republic of Liberia, whose registered office is at 80, Broad Street, Monrovia, Liberia (hereinafter called the "Company") of the first part, and
(2)          AIGAION OIL ANONIMI ETERIA VIOMIHANIAS KAI EMPORIAS PETRELAIOEIDON, a company incorporated under the laws of the Hellenic Republic, whose registered office is at 10 Akti Kondili, 185 45 Piraeus, Greece (hereinafter called the "Contractor" or "AEGEAN OIL") of the second part.
WHEREAS
(A)          The Parties have entered into a Marine Fuel Supply Service Agreement dated as of 1st April 2005 as same has been amended and/or supplemented by virtue of certain additional agreements, supplements and addenda (together the "Supply Service Agreement") pursuant to which the Contractor, as a licensed trader and physical supplier of marine fuels in the Greek Territory, has agreed to sell to the Company for its nominated customers and to supply marine fuels in transit as bunkers to Company's customer ships, at the Company's request from time to time under the terms and conditions defined in the Supply Service Agreement.
(B)          The Parties wish to extend the Supply Service Agreement until 31st December 2017, as well as to amend and restate certain provisions of the Supply Service Agreement by entering into this Amendment (the "Amendment").
NOW IT IS HEREBY AGREED AS FOLLOWS:

1.          The Supply Service Agreement is hereby extended up to and including 31 December 2017 on the same terms, save as amended by this Amendment.
2.          The termination date in Clause 1 of the Supply Service Agreement shall read 31 December 2017, whereas paragraphs (a), (b) and (c) of Clause 5 of the Supply Service Agreement shall be amended to provide that the relevant type of product is to meet ISO 8217/2010, RMG380, ISO8217/2010DMA and ISO 8217/2010 RME 180 and subsequent revisions thereof respectively.
3.          Clause 7 of the Supply Service Agreement shall be amended and restated as follows:
7. Price
7.1 The price applicable for the sale of the Products to the Company will be based on the acquisition cost of the Contractor for the purchase of the nominated quantity from the Greek State —owned or private refineries in the Gulf of Aspropyrgos, Eleftis or Corinth plus a margin of U.S. Dollars Two ($2) per each metric ton sold, such margin to be reviewed and negotiated annually between the parties for the purpose of being re-adjusted upwards or downwards.
For the delivery of the Products to the Company's customer ships the Company shall pay to the Contractor in addition to the sale price delivery/barging fees amounting to U.S.Dollar equivalent (at the exchange rate prevailing on the date of each specific loading, or the preciding business day if the date of loading is not a business day) of the amount of Forteen (14) Euros for deliveries in the regions of the ports of Piraeus and Eleusis or their respective anchorages and of the amount of Euros twenty Four and 50 cents (24,50) for deliveries in the region of the port of Patras or its anchorage.
Furthermore and in relation to any Products which at the request of the Company are: (i) imported by the Contractor, .from abroad and (ii) their storage takes place in the floating storage MEDITERANNEAN operated by the Contractor an additional (over and above the sale price and barging fee) fee of seven (7) US Dollars per metric ton of Product imported, stored as aforesaid and delivered to Company's customer ships shall apply.

7.2 Any taxes or duties as may apply or be applied in the future to sales of any of the above products under this Agreement shall be for Company's account.
Furthermore the Company shall be obliged to reimburse the Contractor for the portion of all additional costs and expenses incurred in relation to Customs' brokerage fees and costs, Custom attendance duties and General Chemistry fees/duties linked to the sales and deliveries of Products to the Company and its customer ships.
The Contractor shall provide the Company the relevant Invoices monthly, or as otherwise agreed, for reimbursement and all such invoices shall be due and payable within seven (7) days after receipt by the Company.
7.3 Payment of the relevant invoices issued by the Contractor will be made by the Company in cash in USDollars without deduction, set-off, or counter claim within 20 calendar days from the date of delivery of the relevant products and together each respective invoice the Contractor shall also submit a copy of the relevant signed bunker delivery receipt.
In the event of delay of payment of the above invoices, the respective amounts shall been interest at the rate of 10% per annum pro rata.
7.4 The Company hereby agrees to provide security to the Contractor by way of a Stand by Letter of Credit or other mutually acceptable guarantees ("the Security") in relation to any outstanding balance from time to time owing to the Contractor pursuant to invoices for products delivered.
4. It is hereby mutually agreed that the Company undertakes to reimburse and pay to the Contractor within seven (7) days from receipt of the relevant invoice, the portion of costs and expenses which have been incurred by the Contractor in 2014, 2015 and 2016 in the amounts of Euro 163,455.63-137,128.07-131,759.53 respectively in relation to Custom's brokerage fees and costs, Custom attendance duties and General chemistry fees/duties linked to the sales and deliveries of Products effected to the Company and its customer ships.
5.  In Annex 1 hereto, the Parties attach restated Supply Service Agreement

6. This Amendment may be executed in any number counterparts each of which when executed and delivered shall be an original, but all the counterparts together shall constitute one and the same instrument.
IN WITNESS WHEREOF the Parties have caused this Amendment to be duly executed as a deed as of the date and year first above written.

Executed as a Deed by	)
Chrystalla Yiallourou	)
For and on behalf of	)
AMP S.A.	)	/s/ Chrystalla Yiallourou

Executed as a Deed by	)
Ioannis Triantafyllakis	)
For and on behalf of	)
AIGAION OIL S.A.	)	/s/ Ioannis Triantafyllakis

ANNEX 1 — Restated Supply Service Agreement

Consolidated and Restated version
MARINE FUEL SUPPLY SERVICE AGREEMENT
This Agreement is made as of the 1st day of April 2005
BETWEEN
(1)
AEGEAN MARINE PETROLEUM S.A., a company incorporated under the laws of the Republic of Liberia, whose registered office is at 80, Broad Street, Monrovia, Liberia (hereinafter called the "Company") of the first part, and

(2)
AIGAION OIL ANONIMI E'I'ERIA VIOMIHANIAS KAI EMPORIAS PETRELAIOEIDON, a company incorporated under the laws of the Hellenic Republic, whose registered office is at 42, Hadjikyriakou Avenue, Piraeus, Greece (hereinafter called the "Contractor") of the second part.

WHEREAS
(A)
The Company is an international trader and physical supplier of marine fuels (as defined in clause 5 hereof), maintaining a broad base of international customers, including container, dry-bulk carrier and tanker fleets, time charter operators, managers as well as foreign governments.

(B)	The Contractor is operating in Greece as a licensed trader and physical supplier of, among other petroleum products, marine fuels.
(C)	The Company is seeking to commit to a long-term agreement with the Contractor for the sale to the Company for its nominated customers and the supply of marine fuels in transit as bunkers to customer ships calling at ports within the Greek Territory at the Company's request from time to time.
(D)	The Contractor represents that it has the capability and the desire to supply the products and provide the service required by the Company.
NOW IT IS HEREBY AGREED AS FOLLOWS:
1.	Term
This Agreement shall have effect on and from the 1st day of April 2005 and shall terminate on the 31st December 2017, unless earlier terminated in accordance with clauses 19 hereof, or further extended by the consent of both parties.
2.	The Service
The Contractor shall sell marine fuels in transit to the Company for its nominated customers and shall supply such products to ships calling at ports within the Territory (as defined in Clause 3) at the Company's request from time to time. The Contractor will be committed to supply both the product and the service, without any assistance from the Company.
3.	The Territory
During the term of this Agreement the Contractor undertakes, as when requested by the Company, to supply the products to ships at all Greek ports and/or at anchor offshore within Greek territorial waters.
However, where supply and delivery of the products is required outside the jurisdiction of the Port Authority of Piraeus all additional costs incurred by the Contractor shall be reimbursed by the Company.
4.	Exclusivity
Save as otherwise may be mutually agreed in the future the Company is committed to purchase the products and use the supply service of the Contractor in the Territory on an exclusive basis.

5.	The Products
The type of products to be sold by the Contractor to the Company for its nominated customers under this Agreement shall be :
TYPE
(a)	Marine Fuel Oil to meet ISO 8217/2010 RMG 380 and subsequent revisions thereof.
(b)	Marine Gas Oil to meet ISO 8217/2010 DMA and subsequent revisions thereof.
(c)	Marine Fuel Oil to meet ISO 8217/2010 RME 180 and subsequent revisions thereof.
(d)	The fuels shall comply with Annex VI of Marpol 73/78 regulations 14 and 18.
QUANTITY
Fuel Oil- minimum 10,000 m.t., maximum 50,000 m.t. per calendar month Gasoil and MDO combined — minimum 1,000 m.t., and Maxium 10,000 m.t. per calendar month.
These quantities are to be lifted rateably across the month.
Final quantities to be declared on nomination.
Quantities sold and supplied by the Contractor under this Agreement shall be evidenced by the relevant bunker delivery receipts duly signed and stamped by the Master or Chief Engineer by the receiving customer's ship and any such quantities shall be binding for both parties.
QUALITY
The Contractor shall deliver to the Company's nominated customer' ships the products which shall strictly conform to the Specifications set forth hereinabove. If required by the Company the Contractor shall provide full product specification prior to loading same on bunkering tankers.

On delivery of the products to Company's nominated customers the Contractor will be obliged to take four (4) samples in total. Three (3) representative samples on the bunkering tanker, one of these samples to be given to the master of the receiving ship and the other two to be retained by the Contractor. The Contractor will be obliged to submit the retained sample for analysis at an independent laboratory upon the Company's request. The 4th sample labeled with the MARPOL requirements will be given to the ship.
For the purpose of verifying the quality of the products sold under this Agreement the Company shall have the right to nominate and be represented by an independent inspector of its choice.
6.	Nominations Procedure
All enquiries for deliveries shall be passed to the Contractor and confirmed electronically. Product required to be delivered in terms of type and quantity, delivery requirements, location of delivery and all other material information shall be nominated to the Contractor verbally with written/email confirmation immediately following at least three (3) to five (5) full working days prior to delivery to Company's nominated customer ships and the Contractor shall each time effect delivery in accordance with the Company's nomination. If less time is available the Contractor shall, with no commitment, make best efforts to accommodate Company's request. For each delivery the Contractor will be obliged to issue a delivery note and bunker receipt in the prescribed format, the latter to be countersigned by the receiving ship's master or chief engineer.
7.	Price
7.1 The price applicable for the sale of the Products to the Company will be based on the acquisition cost of the Contractor for the purchase of the nominated quantity from the Greek State —owned or private refineries in the Gulf of Aspropyrgos, Elefsis or Corinth plus a margin of U.S.Dollars two ($2) per each metric ton sold, such margin to be reviewed and negotiated annually between the parties for the purpose of being re-adjusted upwards or downwards.

For the delivery of the Products to the Company's customer ships the Company shall pay to the Contractor in addition to the sale price delivery/barging fees amounting to U.S.Dollar equivalent (at the exchange rate prevailing on the date of each specific loading, or the preciding business day if the date of loading is not a business day) of the amount of Forteen (14) Euros for deliveries in the regions of the ports of Piraeus and Eleusis or their respective anchorages and of the amount of Euros twenty Four and 50 cents (24,50) for deliveries in the region of the port of Patras or its anchorage.
Furthermore and in relation to any Products which at the request of the Company are imported by the Contractor from abroad and their storage is necessary in the floating storage MEDITERANNEAN operated by the Contractor an additional fee of seven (7) US Dollars per metric ton imported, stored as aforesaid and delivered to Company's customer ships shall apply.
7.2 Any taxes or duties as may apply or be applied in the future to sales of any of the above products under this Agreement shall be for Company's account.
Furthermore the Company shall be obliged to reimburse the Contractor for the portion of all additional costs and expenses incurred in relation to Customs' brokerage fees and costs custom attendance duties and General Chemistry fees/duties linked to the sales and deliveries of Products to the Company and its customer ships.
The Contractor shall provide the Company the relevant Invoices monthly or otherwise for reimbursement and all such invoices shall be due and payable within seven (7) days after receipt by the Company.
7.3 Payment of the relevant invoices issued by the Contractor will be made by the Company in cash in USDollars without deduction, set-off, or counter claim within 20 calendar days from the date of receipt by the Company of delivery of the relevant products together each respective invoice the Contractor shall also submit a copy of the relevant signed bunker delivery receipt.
In the event of delay of payment of the above invoices, the respective amounts shall been interest at the rate of 10% per annum pro rata.
7.4 The Company hereby agrees to provide security to the Contractor by way of a Stand by Letter of Credit or other mutually acceptable guarantees ("the Security") in relation to any outstanding balance from time to time owing to the Contractor pursuant to invoices for products delivered.
8.	Condition of the bunkering tankers and equipment
The Contractor will be obliged to provide and maintain, throughout the term of this Agreement, all bunkering tankers, trucks and other equipment in every respect fit for the service, compliant with all applicable regulations and seaworthy in all respects.
The Company reserves the right to inspect at any time any bunkering tanker or equipment for the purpose of ascertaining whether it is being operated and maintained in accordance with the terms of this Agreement and the requirements of the Company.
All bunkering tankers allocated by the Contractor in the Service shall be subject to the Company's ship vetting programme.
9.	Other Warranties
The Contractor shall be obliged at all times to comply with all relevant laws, statutes, regulations or codes of practice including without limitation health and safety and environment laws and regulations in relation to the service, the products and the handling of the products.
10.	Title and Risk
Title and risk to the products supplied hereunder shall pass to the Company when product passes hoses at the receiving customer ship's flange.
However passage of risk shall be subject to compliance by the Contractor with the terms of this Agreement.

11.	Insurance
The Contractor undertakes to obtain and maintain comprehensive insurances for the bunkering tankers allocated in the service, including cover for third party liability and environmental liability.
12.	Terms and Conditions of Sale
The Contractor is aware of the Company's terms of sale to its customers and warrants to the Company to maintain its terms of sale under the supply contract with the Company so as to be consistent with the Company's terms of sale.
The Contractor undertakes not to take any action that is inconsistent with the Company's terms of sale.
The Contractor shall be obliged to indemnify the Company against costs, claims, losses or expenses incurred by the Company under the terms of sale to the extent that they arise as a result of the performance, misperformance, or non-performance of the service by the Contractor.
13.	Right of Access
The Company will have the right: at all times to test and take samples of the products in storage, to witness the making of deliveries and to make checks for environmental and health and safety audit purposes.
14.	Collection Risk
As between the Company and the Contractor, the Company will exclusively bear the collection risk in relation to payment for deliveries made under this Agreement.
15.	Advisory Functions
In the event the Contractor is approached or queried by the Company's customers in relation to the suitability of particular products or blends for particular engines and/or advice is sought by the Company's customers on their fuel grade requirements, the Contractor will note all such queries and requests for advice but shall refer them immediately to the Company, advising the relevant customer that the Company will handle them.
16.	Customers Claims and Disputes
The Company will be exclusively responsible for the handling of all claims of whatsoever nature alleged by the customers and the Contractor shall immediately on receipt of same pass on to the Company any claims that it receives itself. However and for the avoidance of doubt it is expressly understood that this is an arrangement for claims handling only and not an acceptance of liability and/or that the Company is the due defendant. This method of claims handling will therefore be entirely without prejudice to any steps the Company may take upon receipt of a claim, including any rights of recourse it may against the Contractor and/or its rights to require the Contractor to comply with its directions in relation to any formal steps that may need to be taken in litigation or arbitration process, and/or its right to return the papers to the Contractor for forward handling where the Company takes the view that it has no involvement in the relevant dispute.
17.	Force Majeure
Neither the Company or the Contractor shall, save in respect of any obligation to make payment or to the extent otherwise in this Agreement expressly provided, be responsible for any loss or damage or delay or failure in performance hereunder arising or resulting from circumstances beyond its reasonable control including without limitation act of God, act of war, seizure under legal process, quarantine restrictions, strikes, boycotts, lock-outs, riots, civil commotions or arrest or restraint of princes or peoples or perils at sea, non-availability or lack of supply of the products by the Refineries within the Territory.
18.	Liabilities and Indemnities
The Contractor shall be liable for and indemnify the Company against, all costs, claims and expenses including third party claims arising in connection with the performance, non-performance or misperformance of service or any defects or alleged defects in the quality or quantity of the products provided however that any such costs, claims and expenses are directly attributable to the Contractor's own negligence or willful misconduct.
In any case the Contractor's liability to indemnify the Company will not extent to such matters as demurrage claims by the Company's customers for delays caused by the Contractor and/or any other consequential losses whatsoever.
19.	Termination
Notwithstanding the provisions of clauses 1 and 7, and without prejudice to any prior rights accrued to either party, this Agreement shall terminate in the following circumstances :
(a)
At the Contractor's option, this Agreement shall terminate with immediate effect and without liability to Contractor in the event that Contractor's petroleum trading license terminates or is revoked by the Greek authorities, or in any event where the Contractor or its agents are unable to continue business in Greece,

(b)
By the non-breaching party, upon any breach by the other party in the performance of any of its obligations, under this Agreement, being of a kind fundamental in nature, if not remedied within thirty (30) days after receipt of written notice thereof from the non-breaching party,

(c)
If either party shall file for bankruptcy, or shall go into liquidation for purposes other than reconstruction or amalgamation or if a receiver or sequestrator of the undertaking and assets of either party shall be appointed or if either party shall enter into deed of arrangement for the benefit of its creditors, the other party may by written notice forthwith terminate this Agreement,

(d)
At the Company's option, this Agreement shall terminate without liability to the Company in the event that the Company would decide to cease its supply activities for the products in the Territory by serving a twelve (12) months prior written notice to the Company.

In the event for any reason whatsoever this Agreement terminates then payment of all invoices rendered to the Company in relation to Company's payment obligations under this Agreement which have arisen prior to the date of termination shall become due and payable.
20.	Assignment
This Agreement shall not be assigned or otherwise transferred by either Party without the prior written consent of the other Party, such consent not to b unreasonably withheld. Any assignment made hereunder shall not relieve the assigning Party from its liabilities under this Agreement incurred prior to the date of assignment.
21.	Settlement of Disputes
21.1	As priority:
Should any dispute arise between the two Parties, the aforementioned Parties hereby undertake to find an amicable settlement for the aforementioned dispute or discrepancy.
21.2	Secondly
21.2.1 Failing an amicable settlement between the Parties, any dispute related related to this Agreement shall be submitted to the competent jurisdiction.
21.2.2 To the extent that any Party has or thereafter may acquire immunity from jurisdiction of any court in any action or proceeding conducted pursuant to this Agreement, such party hereby irrevocably agrees not to invoke such immunity as a defense, and irrevocably waives any such immunity.
22.	Notices
22.1 All notices to be given hereunder by either Party to the other shall be in writing and shall be delivered by Fax or electronically and then by hand or by post at the following addresses:
22.1.1 Company:	Aegean Marine Petroleum S.A. 36 Vyron Ave, Nicosia Tower Center, 8th floor, flat/office 803 PC 1506, Nicosia-Cyprus Fax: 0035722451291 Attention : Mrs Christina Sarris

22.1.2 Contractor:	Aegean Oil S.A. 10, Akti Kondili, 185 45 Piraeus, Greece Fax: 210 4586241 Attention : Mr Ioannis Triantafyllakis

22.2 Any notice between the parties with respect to this Agreement shall be delivered by hand or sent by pre-paid registered post to the address of the addressee as set out above, or to such other address as the addressee may from time to time have notified for the purpose of this clause.
22.3 Notices shall be deemed to have been received (i) if sent by pre-paid registered post: five (5) business days after posting exclusive of the day of posting or (ii) if delivered by hand: on the day of delivery.
22.4 In proving service of any notice (i) delivered by hand: it shall be necessary only to produce a receipt for the communication signed by or on behalf of the addressee or (ii) delivered by post: it shall be necessary only to provide the registered post receipt.
23.	Entire Agreement
This Agreement shall constitute the entire agreement between the undersigned with respect to the subject matter hereof and shall supersede all previous negotiations, commitments and writings of the undersigned in relation to the subject matter.
24.	Headings
All headings have been inserted for convenience of reference only, and shall not affect the interpretation of any of the provisions of this Agreement.
25.	Binding Effect
This Agreement and the rights, duties and obligations of the undersigned shall inure to the benefit of and be binding upon their undersigned and upon their successors and assignees.

26.	Severability of provisions
In any case one or more of the provisions contained in this Agreement should be invalid, illegal or unenforceable in any respect the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby.
27.	Applicable Law and Jurisdiction
This Agreement shall be governed by and construed in accordance with the laws of Greece. Any dispute which may arise out of this Agreement shall be referred to Arbitration by the Greek Chamber of Shipping.
IN WITNESS whereof the parties have caused this Agreement to be duly executed as a deed on the day and year first above written.

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